UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 27, 2021

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

 (Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	President and CEO Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on June 29, 2021.
2.	CFO and Corporate Secretary Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on June 29, 2021.
3.	Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months ended April 30, 2021 and 2020, as filed on Sedar on June 29, 2021.
4.	Management Discussion & Analysis for the Three and Six Months Ended April 30, 2021 (Form 51-102F1), as filed on Sedar on June 29, 2021.
5.	News Release – Grown Rogue Reports Record Pro-Forma Revenue of $2.75M and ProForma Adjusted EBITDA of $0.5M, as filed on Sedar on June 30, 2021.
6.	Notice of the meeting and record date (amended), as filed on Sedar on July 8, 2021.
7.	Form of Proxy, as filed on Sedar on July 12, 2021.
8.	Management Information Circular, as filed on Sedar on July 12, 2021.
9.	Notice of meeting, as filed on Sedar on July 12, 2021.
10.	Request for Financial Statements, as filed on Sedar on July 12, 2021.
11.	Certificate (Abridgement of Time Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer), as filed on Sedar on July 16, 2021.
12.	News Release – Grown Rogue Issues Shares for Services, as filed on Sedar on July 30, 2021.
13.	News Release – Grown Rogue Provides Michigan Update, as filed on Sedar on August 4, 2021.
14.	News Release – Grown Rogue Appoints Ryan Kee as Chief Financial Officer, as filed on Sedar on August 18, 2021.
15.	News Release – Grown Rogue and Pure Extracts form Joint Venture to Expand Product Offering in Michigan, as filed on Sedar on August 19, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 27, 2021	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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